
November 5, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Mr. Charles K. Dargan II
Chief Financial Officer
BioLargo, Inc.
3500 W. Garry Avenue
Santa Ana, CA 92704

> **RE: BioLargo, Inc.**
> **Form 10-K for the Year ended December 31, 2014**
> **Filed March 31, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2015**
> **File No. 0-19709**

Dear Mr. Dargan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 1. Business, page 1</u>

<u>The University of Alberta, page 6</u>

1.   Please clarify whether you have any written agreement memorializing your cooperative research relationship with the University of Alberta. If so, please tell us what consideration you have given to filing it as an exhibit to your Form 10-K and confirm that you have disclosed its material terms.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

2.   Please elaborate on the reasons for material changes in your results of operations throughout your MD&A. For example, you should disclose whether the increase in your sales is due to an increase in the price or volume of the Odor-No-More products, and you should also discuss any trends that you believe influenced the increase in sales of these and other products.

Liquidity and Capital Resources, page 25

3.   Please elaborate on the nature of demands on your liquidity, such as any notes payable, both on a short- and long-term basis.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 18

4.   Please provide information pertaining to Item 201(d) of Regulation S-K regarding equity compensation plans.

Certain Relationship and Related Transactions, page 19

5.   We note that Note 10 to your audited financial statements indicates that you have amounts payable to an officer included in your accounts payable and accrued expenses. Please tell us what consideration you gave to including disclosure of the transaction resulting in the amounts payable to the officer under Item 404 of Regulation S-K.

Principal Accountant Fees and Services, page 22

6.   Neither "Tax Fees" nor "All Other Fees" were disclosed appropriately under Item 9(e) of Schedule 14A. Please tell us why you did not provide this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pamela Long, Associate Director, at (202) 551-3765 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction